

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

<u>Via E-mail</u>
Mr. Joko Toshikazu
Principal Executive Officer
NSJ-US. Co., Ltd.
Kitahama Bldg., 2F, 1-7-19, Imabashi
Chuo-ku, Osaka, Japan

> **Re:** **NSJ-US. Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2012**
> **File No. 333-177249**

Dear Mr. Toshikazu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated November 2, 2011. Though your added disclosure indicates that you have had "significant and continuous operational activities" since your inception in March 2011, we note that you generated no revenues and had nominal assets until after the filing of your initial registration statement. Clarify what "significant and continuous operational activities" were undertaken between inception and the initial date of filing of this registration statement.

2. In your response, explain the circumstances through which you reached the agreement with Takeda-Taban Environmental Global Solutions, Inc. (Exhibit 10.7). Please tell us whether Takeda-Taban Environmental Global Solutions, Inc. and its control persons are related in any way to you or your officers and directors. In addition, explain what the costs labeled "installation work," "set up work," and "sundry expenses" consist of.

3. Please ensure that all disclosure in the filing is consistent. For example, we note inconsistent disclosure regarding when the private placement in which the selling shareholders received their shares took place. As another example, the Description of Property section accounts for the lease entered into in November of 2011 whereas other areas of the filing do not. As a third example, on page 26 the narrative and graphical disclosure regarding total operating expenses through October 31, 2011 differ.

Summary Information, page 5

Business, page 5

4. Make clear here and under the Description of Business section that your business plan does not call for distribution of the robot locator in Japan. We note removal of the language "except Japan," but that the Second Amendment to Distribution Agreement (Exhibit 10.4) does not revise the limitations on your right to distribute the robot locator in Japan.

5. The response to comment 4 from our letter dated November 2, 2011 states that "Supplier has no right to put products to Distributor." If accurate, please remove the statement that "Supplier has further agreed that it will not require us to purchase a quantity of products in excess of that which we can reasonably afford or reasonably expect to sell in within two to three months of our purchase of the Products." In addition, remove the statement "including those set forth above" in the sentence which describes termination rights. We note that no additional termination reasons are provided. Revise similar disclosures throughout the prospectus.

Directors, Executive Officers, Promoters, And Control Persons, page 16

6. Disclose the nature of Mr. Umekawa's self employment. Tell us how Mr. Umekawa contributes "his knowledge of the company and a deep understanding of all aspects of [your] business, products and markets…" given his recent addition to the board. Clarify whether Mr. Kenichi Umekawa is an employee in addition to a director. If he is an employee, revise here to describe his responsibilities and title(s). If he is not an employee, revise Employees on page 23 to disclose that you have one employee.

Security Ownership Of Certain Beneficial Owners And Management, page 17

7. The percentage information attributable to Mr. Joko Toshikazu does not reconcile with the information presented (20,110,000 shares held over a base of 39,298,775 shares outstanding) and conflicts with the selling shareholder information on page 12. Revise to correct.

Business, page 19

8. The disclosure added in response to comment 11 from our letter dated November 2, 2011 describes your business plan only in a general sense. Expand this disclosure to elaborate with regard to planned operations over the next year. For example, describe the specific steps you intend to take to develop a U.S. presence. Your discussion should explain planned marketing initiatives and how you expect to allocate the $400,000 in expected costs to "marketing, product acquisition, office establishment and personnel." Clarify how you are able to hold constructive negotiations with the California Court System and other potential customers given your lack of domestic employees and explain how you anticipate operating differently if you are successful in hiring a U.S. representative and establishing a U.S. based office.

Robot Locator, page 20

9. In accordance with comment 12 from our letter dated November 2, 2011, further revise this section to clarify all of the ways in which users of the robot locator as well as the large complexes those users are a part of utilize your devices. The disclosure should clearly explain the benefit to all parties and how monitoring individuals interact with device holders as well as emergency authorities.

10. Disclose the role of each major component of the systems you sell. Your discussion should clarify how the hand-held device, controller, and "customizable and extendable

software" performs the functions described in response to comment 9. Further, describe how the monitoring cameras listed in your contract with Takeda-Taban Environmental Global Solutions, Inc. (Exhibit 10.7) relate to the items currently disclosed and the activities conducted by the monitoring individuals.

11. Per comment 14 from our letter dated November 2, 2011 revise the language "our monitoring room" in the second sentence of this section to clarify that the monitoring room or station would be provided for by the customers you intend to sell to and located on their premises.

12. The contract with Takeda-Taban Environmental Global Solutions, Inc. (Exhibit 10.7) suggests that the use of your product requires significant installation and set-up work. Describe this work and who you will rely upon to perform it. If material, within Management's Discussion and Analysis of Financial Condition and Results of Operations explain how any costs associated with set-up, including the use of outside labor, affects the income you expect to generate through the distribution agreement.

Net Creations Agreements, page 22

13. Disclose the business purpose for entering into the Net Creations Agreements including how the services contemplated under the agreements relate to your business plan to sell robot locator devices in the U.S. Specifically address the value of these agreements given Net Creations location in Japan. Clarify how much time you anticipate devoting to the pursuit of Net Creations clients as compared to robot locator customers. We note that Mr. Toshikazu anticipates devoting only 40% of his time to your business.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 24

Liquidity and Capital Resources, page 27

14. Per comment 22 from our letter dated November 2, 2011 elaborate as to how you anticipate using the $400,000 in funds needed to finance your business in the next 12 months, including the timing of the expense items referenced in comment 4 above.

Reports to Shareholders, page 31

15. The disclosure added in response to comment 24 from our letter dated November 2, 2011 indicates that you plan to voluntarily register your common stock pursuant to the Securities Exchange Act of 1934 so as to allow quotation on the OTCBB. We note,

however, that effectiveness of this registration statement under the 33 Act and adherence to the reporting obligations pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is sufficient for OTCBB quotation purposes. Please explain whether you still intend to register your securities via the filing of a Form 8-A, and, if so, why. Revise your disclosure as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Michael T. Williams, Esq.
        Williams Law Group, P.A.